SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

04 JAN 22 AM 7:21

January 21, 2004

VIA FEDERAL EXPRESS

04012366

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated January 13, 2004 (in Dutch and accompanied by its English translation), with an explanatory Annex; and
2. Press Release titled: "SPL WorldGroup Expands into Canada", dated January 16, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 1/23

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(27th subm) 1-21-04fdx.com

FILE NO.
82 - 34708

0: JAN 22 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 732.881,05 ....
Gestort kapitaal	:EUR 732.881,05 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 13-01-2004 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Gruffat, Jean-Claude
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Peirce, Roger Leland
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten van Amerika
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, Ver. Staten van Amerika
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Israelstam, Lenard Sidney
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika
Adres	:Nachshol street 4, Arsuf 46920, Israël
Infunctietreding	:06-10-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Debes, Harry
Geboortedatum en -plaats	:17-02-1951, Torren, Duitsland
Adres	:5440 South Elm Court, Denver, Colorado, Ver. Staten van Amerika
Infunctietreding	:19-12-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

20,00 13-01-2004

Blad 00003 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00003

Alleen geldig indien door de kamer voorzien van een ondertekening.

46,32

Amsterdam, 13-01-2004

Voor uittreksel

mw. I.A. Kaart

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited .... Liability Company) ....
Name	:SPL Worldgroup B.V. ....
Statutory seat	:Amsterdam ....
First registration in the commercial register	:06-04-1994 ....
Incorporation deed	:28-03-1994 ....
Deed of latest amendment of articles	:05-06-2002 ....
Authorized capital	:EUR 3.403.351,62 ....
Issued capital	:EUR 732.881,05 ....
Paid up capital	:EUR 732.881,05 ....
There are different classes of shares	:Consult the commercial register file ....
Other information	:See Dutch extract ....

Undertaking:	
Tradename(s)	:SPL Worldgroup B.V. ....
Address	:Teleportboulevard 140, 1043EJ Amsterdam ....
Mailing address	:Postbus 2838, 1000CV Amsterdam ....
Telephone number	:020-5405800 ....
Fax number	:020-6447011 ....
Date of establishment	:28-03-1994 ....
Description of business conducted	:See Dutch extract ....
Employees	:0 ....

Director(s):

Name	:Winer, Trevor ....
Date and place of birth	:05-04-1939, Kroonstad, South-Africa ....
Address	:12 Nursery Lane, Constantia 7806 Cape Town, ... South-Africa ....
Date of entry into office	:28-03-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. ....
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 13-01-2004 Page 00002 follows.

KAMER VAN KOOPHANDEL AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Peirce, Roger Leland
Date and place of birth	:13-08-1943, Longview, Washington, United States of America
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, United States of America
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Israelstam, Lenard Sidney
Date and place of birth	:14-02-1936, Johannesburg, South-Africa
Address	:Nachshol street 4, Arsuf 46920, Israel
Date of entry into office	:06-10-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Debes, Harry
Date and place of birth	:17-02-1951, Torren, Germany
Address	:5440 South Elm Court, Denver, Colorado, United States of America
Date of entry into office	:19-12-2003
Title	:Directeur

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00003

Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00 Amsterdam, 13-01-2004

I.A. KAART

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: January 13, 2004

Changes registered with the Trade Register as evidenced by this extract:

- Appointment of Mr. H. Debes as Managing Director of SPL WorldGroup B.V. per December 19, 2004, registered with the Trade Register by means of filing a Form 11 and a Form 18.

SPL
Innovate Adapt Excel

04 JAN 22 AM 7:21

the leading provider of billing and customer care solutions

Contacts
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



News : Press Releases



SPL WorldGroup Expands into Canada

San Francisco, CA, USA, January 16, 2004 — Dave Mulit, general manager of SPL WorldGroup's Americas region, has announced the opening of the company's first location in Canada. The Toronto area office is the company's fifth office in the Americas and the fourteenth worldwide.Heading the office will be software industry veteran Bob Hopkins, who recently joined SPL from J.D. Edwards Canada (now part of PeopleSoft®). Prior to his tenure at J.D. Edwards, Hopkins was National Director of Intergraph Canada's Utilities and Communications Division; he has also held senior positions with IBM Canada, Amdahl Corporation and Prime Computer/Computervision. "We are fully committed to helping JEA continue its outstanding customer service record," said Dave Mulit, general manager of the Americas for SPL. "JEA's forward-looking IT strategy has received national recognition, and we are proud to be a partner in delivering its benefits to all the communities it serves.

"There are some clear differences between customer care and billing needs in Canada and elsewhere," noted Mulit. "Several provinces have moved more aggressively toward deregulation than have most of the US states. The Canadian approach to competition is distinct from those taken in Latin America, Europe, and the Asia/Pacific countries. During this period of rapid evolution, Bob Hopkins will help us keep SPL focused on the needs of our growing list of Canadian clients."

"The new Canadian office is part of our global commitment to understanding and responding to our clients' unique needs," said SPL CEO Harry Debes. "Energy, utility, and services businesses reflect the cultural and political characteristics of the countries they serve, and it's vital that their customer and billing systems readily accommodate those differences."

In joining SPL, Hopkins commented, "SPL is exactly what has been needed in the Canadian CIS marketplace. We offer a great lineup of award-winning products and services, top-ranked systems integration partners, 20+ years of experience in customer care and billing, as well as all-important vendor stability. I couldn't be happier with the opportunity to do a first-class job for Canadian utilities and services companies."

In addition to expanding the use of SPL's flagship CorDaptix™ customer care and billing system throughout Canada. Hopkins will assist PeopleSoft Canada in marketing the PeopleSoft CIS system, which is developed and supported on PeopleTools®, by SPL.

The new SPL office is located just outside Toronto in Markham, Ontario; the phone number is 905-201-5054.

FILE NO.
82 - 34708

###

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com